    Proskauer Rose LLP    Eleven Times Square    New York, NY 10036-8299

October 11, 2013	Ori Solomon Member of the Firm d 212.969.3624 f 212.969.2900 osolomon@proskauer.com www.proskauer.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Hugh West

Re:	MarketAxess Holdings Inc.
Form 10-K for fiscal year ended December 31, 2012
Filed February 21, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed July 26, 2013
File No. 001-34091

Dear Mr. West:

On behalf of MarketAxess Holdings Inc. (the “Filing Person”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 30, 2013 relating to the above-referenced Form 10-K for fiscal year ended December 31, 2012 filed with the Commission on February 21, 2013 (the “Form 10-K”) and Form 10-Q for the quarterly period ended June 30, 2013 filed with the Commission on July 26, 2013 (the “Form 10-Q”).

In this letter, we have recited the comments from the Staff in bold, italicized type and have followed each comment with our response. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Form 10-K and Form 10-Q.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

October 11, 2013

Form 10-K for Fiscal Year Ended December 31, 2012

Critical Accounting Estimates, page 48

Revenue Recognition, page 49

1.	We note that commission revenue, which represents approximately 88% of total revenue for the period ending December 31, 2012, is generally calculated as a percentage of the notional dollar volume of bonds traded on the platform based upon transaction fee plans, which include a distribution and variable fee plan. Please tell us, and address the following in your future filings:

•	Explain the type of transactions and/or products that generate either a monthly distribution fee plan versus a variable fee plan;

•	Disclose the amount of commission revenues that are received from clients that are institutional investors; and

•	Discuss whether a broker dealer client can switch between a distribution fee plan and a variable fee plan and the related impact that it could have on revenues.

The Company provides a description of the commission fee plans on page 47 of the Form 10-K, including those products that contain a monthly distribution fee (namely U.S. high-grade bonds and European credit). Please note that the commissions charged to broker-dealer clients under plans that contain a monthly distribution fee are a combination of the monthly distribution fee and variable transaction fees.

The Company does not invoice or receive commission revenue from institutional investor clients. Commissions are billed to broker-dealer clients on a monthly basis. In certain situations, the Company executes trades between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller. In these situations, the Company earns a commission through the difference in price between the two riskless principal trades. In 2012, the dollar amount of commission earned from the difference in price between two riskless principal trades involving institutional investor clients on both sides was immaterial.

Broker-dealer clients typically execute multi-year contracts (ordinarily two years) that are subject to annual renewals. In the case of U.S. high grade bonds and European credit, the Company has two principal fee plans: one plan that incorporates a monthly distribution fee and a variable transaction fee and a second plan that does not contain monthly distribution fees and instead incorporates a per transaction execution fee in addition to the variable transaction fee. At renewal, broker-dealer clients normally have the ability to switch between plans. Depending on changes in the volume of trading activity from a particular broker-dealer, a movement between fee plans could have a positive or negative impact on commission revenues, which would not be material.

2.	Furthermore, we note that commission revenues also consist of commission earned on trades that you execute between and among institutional investor and broker-dealer clients by serving as counterparty to both the buyer and the seller. In future filings please quantify the amount of revenue earned from these transactions to the extent such revenue is material.

We acknowledge the Staff comments and in future filings the Company will quantify the amount of revenue earned from trades executed between and among institutional investor and broker-dealer clients when the Company serves as counterparty to both the buyer and the seller, if material.

October 11, 2013

Item 8. Financial Statements and Supplementary Data, page 65

Notes to Consolidated Financial Statements, page 73

Significant Accounting Policies, page 73

Software Development Costs, page 74

3.	We note that you capitalize payroll related costs and third party consulting costs incurred during the preliminary software project stage. Please tell us how this accounting policy complies with the guidance in ASC 340-40-25-1 as it requires that internal and external costs incurred during the preliminary project stage shall be expensed as they are incurred.

As stated in the first sentence of the Significant Accounting Policies, Software Development Costs on page 74 of the Form 10-K, “The Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed.” The Company follows this statement in practice and believes that this accounting policy complies with the relevant guidance. Upon reflection, the second sentence in the subject policy, which reads “The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage,” may be ambiguous and potentially misinterpreted. In future filings, the Company will delete the second sentence and clarify the language in the first sentence to read as follows: “The Company capitalizes certain costs associated with the development of internal use software, including among other items, employee compensation and related benefits and third party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed.”

Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 1. Financial Statements, page 3

Consolidated Statements of Comprehensive Income, page 5

4.	Please tell us how you complied with the guidance in ASC 220-10-45-14 through 45-17 regarding how reclassifications out of other comprehensive income are presented in your financial statements. Please advise and revise your future filings as necessary.

During the three and six months ended June 30, 2013, the Company realized a gain on the sale of certain securities-available-for-sale which was deemed to be immaterial to the consolidated financial statements. The realized gain constituted a reclassification out of other comprehensive income. In future filings, reclassifications out of other comprehensive income will be separately identified in the Consolidated Statements of Comprehensive Income, even if deemed to be immaterial.

October 11, 2013

Please do not hesitate to contact me at (212) 969-3624 with any questions or comments regarding this response letter. Thank you for your assistance.

Sincerely,

/s/ Ori Solomon

Ori Solomon

October 11, 2013

The Filing Person hereby acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 11, 2013	MarketAxess Holdings Inc.

	By:	/s/ Richard M. McVey
	Name:	Richard M. McVey
	Title:	Chairman and Chief Executive Officer